UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of JULY 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  July 17, 2006                       /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

--------------------------------------------------------------------------------

NEWS RELEASE                                                       JULY 17, 2006

               TUMI SIGNS LETTER OF INTENT OVER THE SAN FELIX AND
               SAN CARLOS GOLD/SILVER PROPERTIES, SONORA, MEXICO

VANCOUVER, CANADA - TUMI RESOURCES LIMITED ("TUMI" AND/OR THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, is pleased to announce the signing, through its 100% owned Mexican subsidiary, TMXI Resources S.A. de C.V. ("TMXI"), of a letter of intent (the "LOI") for the right to acquire 100% interest in the San Felix and San Carlos gold/silver properties (the "Claims") located in Caborca, Sonora State, Mexico.

Pursuant to the LOI, TMXI will have the right to acquire the Claims by making cash payments of USD $350,000 over a four year period, with the payment in the first year being USD $25,000. The San Felix claim is located west of Tumi's Phoenix property, and the San Carlos claim is contained within the boundaries of Phoenix.

The property is underlain by Mesozoic age volcanic and sedimentary rocks covered by a gently dipping alluvial plain. Within this sequence occur at least four horizons of intensely sheared and fractured rock (original composition uncertain) on the San Felix property, and at least two horizons have been identified on San Carlos. Within these shear zones occur extensive hematite and ferruginous carbonate alteration, along with quartz, arsenopyrite, chalcopyrite and oxides. The mineralized horizons range from a few metres to tens of metres in thickness.

Twelve rock samples were taken from the San Felix property. Individual samples ranged from 0.01 g/t gold over 3 metres to 6.7 g/t gold and 480 g/t silver over
0.6 metres. The widest individual samples that carried highly anomalous gold ran
0.48 g/t gold over 6 metres and 0.42 g/t gold over 5.7 metres. Composite samples over the central vein/shear zones and the adjacent hanging wall and/or footwall include 1.0 g/t gold and 10 g/t silver over 3.2 metres, 1.6 g/t gold and 111 g/t silver over 2.75 metres, 0.6 g/t gold and 103 g/t silver over 7.0 metres and 1.2 g/t gold and 32 g/t silver over 1.9 metres. These samples were taken over an area 600 metres north-south by 300 metres east-west.

Seven rock samples were collected from the San Carlos property. Gold values ranged from 0.1 g/t to 1.81 g/t, and silver from 11 g/t to 233 g/t. Two areas of composite samples, similar to those described at San Felix, averaged 0.33 g/t gold, 42 g/t silver over 8.0 metres, including a 2.0 metre sample at 0.87 g/t gold, 17 g/t silver, and 0.46 g/t gold, 99 g/t silver over 3.4 metres. A grab sample taken of a hematitic, quartz rich float boulder between these sample sites ran 1.81 g/t gold and 51 g/t silver. These samples were taken from two separate horizons located about 300 metres apart east-west.

Mr Henstridge stated "These claims are an excellent addition to our portfolio and consolidate our land position for the exploration of a known large, low grade precious metal system within our Phoenix concession. This style of mineralisation is common in Sonora, including La Herradura, La Choya and San Franciso mines and the Lluvia de Oro, La Jojoba and El Chanate deposits. Surface exploration within the San Felix property, including gridding, mapping, rock and soil sampling, has already commenced."

The qualified person for Tumi's Projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Claims and has verified the contents of this news release.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                          or email: mbermudez@chasemgt.com
-----------------------                       website: www.tumiresources.com
David Henstridge,
President & CEO                               INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.